SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 3, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 3, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   April 3, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trading Symbols:

Sharon, CT  06069

   TSX:     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860 364-0673

Vancouver Office:

Suite 1400 - 355 Burrard Street

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email:

investors@TanzanianRoyaltyExploration.com

Website:

www.TanzanianRoyaltyExploration.com

Tanzanian Royalty Reports that Laboratory Results Confirm Widespread

Distribution of Diamond Indicator Minerals from Three Projects in Tanzania

The Company is pleased to report that a wide range of kimberlite indicator minerals has been identified on three of its diamond projects in Tanzania. Kimberlite is the host rock for most of the world’s major diamond deposits including the Williamson diamond pipe at Mwadui, Tanzania, the largest ever mined.

“Visual identification of the indicator minerals from these three project areas has also confirmed the presence of numerous chrome diopsides, a mineral that is often associated with diamondiferous kimberlites,” noted the Company’s Tanzania-based president, John Deane.

“A selection of kimberlite indicator minerals from these areas will be subjected to electron micro-probing to determine their mineral chemistry and results from this laboratory work should be available in the next quarter,” he added.

All indicator mineral analysis is being conducted by Mineral Services in Cape Town, South Africa. Twenty five kilogram samples (55 lbs) were submitted to Mineral Services for analysis from each hole in last year’s Rotary Air Blast (RAB) drill program.

A recap of the drill program and the analytical results reported by Mineral Services are presented below on a property-specific basis. Please note that the same nomenclature (i.e. K1, K2……) is used to identify the various kimberlite bodies on each property even though they are different pipes.

Mwadui Project Area: Nyamigunga PL

The Nyamigunga PL is known to host five kimberlites within an area of approximately two square kilometres. In actual fact, these kimberlite bodies represent a “cluster” or assemblage of carrot-shaped pipes which were likely intruded along some regional structure that provided a pathway to surface for diamonds and their associated kimberlite indicator minerals.

The five kimberlites were first tested more than 20 years ago by the Madini-Mwadui partnership, a joint venture between the Tanzanian government and DeBeers, the world’s largest diamond mining and trading organization.

In the early 1980s, 450 tonnes of surface gravels and two tonnes of kimberlite were processed through a small wash plant, yielding several good quality diamonds. “With diamond prices at historically high levels, these previously assessed situations are certainly worth revisiting,” said Deane, adding: “Of particular interest to us is the potential to identify any local hard rock source for these diamonds.”

Ground magnetic surveys were completed on these licenses in September of
2005, identifying two new untested targets that were subsequently tested by RAB drilling in November. All five kimberlite bodies were intersected in the program and two previously undiscovered pipes were found after drilling two untested magnetic anomalies. Visual results from Mineral Services were received in March 2006 and they are very encouraging as indicated in the table below:

K1 pipe:

Chromite:

132 grains

Chrome Diopside:

  30 grains

K2 pipe:

Purple Garnet:

189 grains

Orange Garnet:

  55 grains

Chromite:

106 grains

Chrome Diopside:

  62 grains

K3 pipe:

Purple Garnet:

    5 grains

Chromite:

    8 grains

Chrome Diopside:

    1 grain

K4 pipe:

Chromite:

    2 grains

Chrome Diopside:

    7 grains

K6 pipe:

Chromite:

    4 grains

K7 pipe:

Chromite:

    2 grains

Poor ground conditions including heavy water inflows may have produced contamination in the drill holes which could explain some of the low grain counts in several pipes. Nevertheless, kimberlite bodies within Tanzania often have variable indicator mineral chemistry without diminishing their economic potential.

Igunga Project Area

Two brand new kimberlite pipes were also discovered in the Igunga Project Area in November 2005. One RAB hole penetrated 67 metres of lake profile overburden before intersecting kimberlite K1 from 67 to 82 metres. A second hole penetrated 83 metres of similar material before intersecting kimberlite K2 from 83 to 102 metres. Both holes were terminated in kimberlite after the Company successfully recovered 25 kilogram samples for laboratory analysis. Further exploration will be required on these kimberlites to determine their geometric configuration and depth potential. Visual results from Mineral Services for these pipes are highly encouraging as shown below.

 K1 pipe:

Purple Garnet:

    1 grain

Orange Garnet:

    1 grain

Ilmenite:

 58 grains

Chromite:

  19 grains

Chrome Diopside:

  27 grains

K2 pipe:

Purple Garnet:

  75 grains

Ilmenite:

  52 grains

Chromite:

  54 grains

Chrome Diopside:

  35 grains

Nzega Project Area:

Two new kimberlite pipes were also discovered in this area, both of which were internally generated geophysical targets. One pipe occurs close to artisinal diamond activity for alluvials in a nearby river bed. “This suggests that these kimberlite pipes - or others nearby - may be the primary source of the diamonds in these alluvial workings,” said Deane. Visual results from Mineral Services include the following kimberlite indicator minerals.

K1 pipe:

Orange Garnet:

    1 grain

Ilmenite:

  22 grains

Chromite:

    5 grains

Chrome Diopside:

    1 grains

K2 pipe:

Orange Garnet:

106 grains

Ilmenite:

  40 grains

Chromite:

  63 grains

Chrome Diopside:

  45 grains

Confidentiality Agreements

The Company also wishes to announce that several companies have either expressed an interest in or in fact have signed Confidentially Agreements (CA’s) with respect to certain properties owned by the Company in the Lake Victoria Greenstone Belt of Tanzania.

These agreements include gold and diamond prospects that are at various stages of exploration. Under these agreements, interested parties have the right to review technical data on the properties but they are not allowed to share the information with others who are not party to the agreement.

"I take great pride in the numerous accomplishments of our management team and the competence, drive and successes of our exploration group which is now being recognized by the growing number of Confidentiality Agreements that are now in place or under consideration,” said the Company’s Chairman and CEO, Jim Sinclair. “With the largest exploration undertaking on the African Continent, I look forward to more announcements of progress for our investors and potential industry partners."

Mineral Services Disclaimer:

Results from examination of concentrate are reported on the basis of possible kimberlitic indicators recovered by visual inspection of concentrate under a binocular microscope by experienced mineral sorters. Mineral classifications are reported on the basis of visual identification unless otherwise specified. Such visual classifications may be inaccurate and are provisional until confirmed by analysis.

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration, M.Sc. University of Cape Town (1993), a registered scientist with SACNASP (Reg. No. 400005/05).

Respectfully submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.